June 27, 2005

Mr. Scott M. Freeman, Esq.
Sidley Austin Brown & Wood LLP
787 Seventh Avenue
New York, NY  10019

      Re:	MCI, Inc.
      Preliminary proxy statement filed on Schedule 14A
      Filed on June 15, 2005 by Deephaven Capital Management LLC
		File No. 1-10415

Dear Mr. Freeman:

      We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or compliance is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note in a June 15, 2005 Dow Jones News Wires article entitled
"MCI Holder`s Bid to Stop Verizon Deal May Draw Qwest" that Deephaven`s portfolio manager, Matthew Halbower, stated that "[i]n a very short period of time, I`ll expect to have the proxy for 50% or more of MCI shareholders." Mr. Halbower`s statement may implicate Note (d) of Rule 14a-9, which prohibits claims made prior to a meeting regarding results of a solicitation. Please avoid such statements in future communications relating to this solicitation.

Proxy Statement
2. We reference an article dated June 15, 2005 in the New York
Times
entitled "A Campaign to Derail Verizon-MCI bid" that quoted "a person
with knowledge of the decision-making inside Qwest" said that
Qwest
"would closely watch Deephaven`s efforts." In the same article, Deephaven`s portfolio manager said that "[i]f Qwest doesn`t come back by a week before the Verizon vote, Deephaven is going to lose spectacularly. But if Qwest does come back, Deephaven strongly
believes it would be successful."   While we note your disclosure
on
page 3 that "Deephaven has no knowledge of Qwest`s plans or intentions...," the statements cited above might suggest that Deephaven and Qwest have at least engaged in discussions about MCI.
Please tell us what communications, if any, Deephaven has had with Qwest about MCI and the nature of any of these communications. Also advise us whether Deephaven was one of the MCI shareholders that provided equity funding to Qwest in connection with its offer to acquire MCI in April of 2005. Furthermore, prominently disclose in the forepart of your document all affiliations, both past and present, between Deephaven and Qwest. We may have further comment.
3. We note your indication on the cover page of the proxy statement and proxy card that they are "subject to completion," however, please revise to indicate that the proxy statement and card are preliminary copies. Refer to Rule 14a-6(e)(1).
4. We note that the company has not yet set the record date for voting at the special meeting. Disclose whether you intend to send out your proxy materials prior to the determination of the record date. If proxy cards are sent out prior to notification of the record date, advise us as to what steps will be taken to ensure that votes will be counted only for shareholders as of the official record date.

Background of the Decision to Oppose the Proposed Merger, page 1
5. Disclose the basis for Deephaven`s belief that "the proposed merger between Verizon and MCI is not in the best interests of MCI stockholders." Also clarify what you mean by "Deephaven`s commitment to stockholder value." In this regard, qualify the reference to "stockholder value" to prominently state that Deephaven may have interests that differ from holders of MCI common stock, including disclosure that Deephaven holds a short position in Verizon shares, a long position in Qwest shares, holds bonds of both Qwest and MCI and has positions held under swap agreements. Describe the nature of these interests and how the interests may differ from holders of MCI common stock.
6. We note that MCI could remain as a stand-alone company if the Verizon transaction is not approved by MCI shareholders. Clarify how such a result supports Deephaven`s "commitment to stockholder value."
In doing so, please describe the consequences of remaining a stand-alone company and the effects of terminating the merger agreement with Verizon, including any termination fees.

Reasons to Vote Against the Proposed Merger, page 1
7. We note your disclosure that "[t]he following excerpts . . . provide a summary of events and discussions leading to MCI`s acceptance of Verizon`s offer." We believe that your selection of quotations from the preliminary Verizon proxy statement/prospectus does not provide a reasonable summary of the process that led to MCI`s acceptance of the Verizon offer. For example, the disclosure of only Verizon`s April 29th offer and a brief quote regarding the MCI board`s acceptance of this offer only relates to price information and does not provide an adequate description of the MCI board`s determination to accept the Verizon offer.  Your
disclosure
should provide appropriate factual context required by investors to
interpret the statements in your soliciting materials. To aid investor understanding, we suggest that you add additional descriptive text to place the statements you quote in appropriate context. Please revise to provide a more complete and balanced summary of the events and discussions that led to MCI`s acceptance of the Verizon offer.
8. We remind you that referring to another person`s statements does
not insulate you from the applicability of Rule 14a-9. In this regard, you should avoid issuing statements in your soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. For example, provide reasonable, factual support for or refrain from including on page 2 the statement from the Qwest press release that "[w]e believe that the decision of the MCI board to once again favor Verizon is another example of the board`s failure to accept the offer to maximize shareowner value." This disclosure may imply that the MCI board has breached its fiduciary duties by accepting the Verizon offer.
Please
revise.
9. We note your disclosure that "Deephaven believes a combination with Qwest under the terms and conditions of Qwest`s revoked proposal
.. . . would be in the interest of MCI stockholders" and your disclosure that "there can be no assurance that Qwest will make another bid for MCI." Because, as you state, Qwest has revoked its
April 21st offer, please clarify that the decision MCI shareholders currently face is between a merger with Verizon and remaining as a stand-alone company. Also, please disclose that even if Qwest were to make another bid for MCI, there is no assurance as to what terms
Qwest would propose, nor is there any assurance that MCI`s board would accept any of the terms. Also comply with this comment in future communications, written or oral, relating to this solicitation.

Proxy Solicitation and Expenses, page 11
10. We note that "[p]roxies may be solicited by mail, telephone, telefax, the Internet, newspapers and other publications of general distribution and in person." Please be advised that all written soliciting materials, including e-mail correspondence, and information posted on websites and any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). In your response letter, tell us the specific means by which you will solicit via the
Internet, such as e-mail, websites, chat rooms, etc. and provide your analysis regarding the validity under applicable state law of using this method of electronic submission. See Item N.17 of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which can be found on our website at www.sec.gov.

Information About the Participants in this Solicitation of Proxies, page 12
11. We note your disclosure that "[c]ertain other individuals identified in Annex A to this proxy statement may also be deemed to be participants . . .," however, we are unable to locate any disclosure of additional persons that may be participants other than the reference to Deephaven and its proxy solicitor in Annex A. Please revise or advise. Further, please revise your participant discussion to disclose who is the natural person that controls Deephaven.

Information About MCI, page 12
12. We note your statement that "Deephaven takes no responsibility for the accuracy and completeness of statements taken from public documents and records that were not prepared by Deephaven or on its behalf...."  While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for the accuracy of the disclosure that appears in your document. Please revise accordingly.

Annex A
13. We reference your disclosure in the footnote on page A-1. Rather than disclosing this information for all of Deephaven`s positions generally, please disclose Deephaven`s holdings in MCI, Verizon and
Qwest securities and any related derivative transactions separately.
We also note that you disclose Deephaven`s net long position in MCI.
Please confirm that this amount includes all of the shares Deephaven beneficially owns under Rule 13d-3 of the Exchange Act or revise accordingly.

      Please respond to the above comments promptly and comply with our comments when disseminating information in the future. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter filed via EDGAR and tagged as "CORRESP". You should be aware, however, that we may have additional comments based on your supplemental response.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from Deephaven acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of Deephaven`s filing or in response to our comments on the filing.

      You may address questions concerning the above comments to Albert Pappas at (202) 551-3378. If you need additional assistance, you may contact Mara Ransom, Special Counsel, Office of Mergers and
Acquisitions at (202) 551-3264 or me at (202) 551-3810.


								Very truly yours,


								Michele Anderson
								Legal Branch Chief



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Scott Freeman, Esq.
June 27, 2005
Page 1